UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of May 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, L3 40 Johnston St, Wellington 6001, New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: May 26th, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Updates Operations

Wellington, New Zealand – Friday 26th May, 2006 / PRNewswire / Austral Pacific Energy Ltd. (TSX-V and NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. today provided updates on material operations:

Douglas-1 Exploration Well, PPL 235, Papua New Guinea

As at 07:00 hrs (NZ time) Friday 26th May Douglas-1 ST1 well in Papua New Guinea (Austral 35%) was at a total depth of 1978 metres and drilling operations are set to cease shortly. The target sands were encountered over a significant interval. Wireline logs will be run immediately with some information expected to be available as soon as early next week.

Cardiff Testing, PEP 38738-02, Onshore Taranaki, New Zealand

Testing of the McKee interval in the Cardiff 2A well resumed this week. The well is currently producing from the McKee interval at a gas rate of 1.25 million cubic feet per day and a condensate rate of 40 barrels per day on a 28/64" choke. The tubing head pressure is steady. As expected, the well is also flowing water at approximately 290 barrels per day. Additional testing of the deep zone, which is believed to contain a much larger reservoir than the McKee, is expected to be conducted later this year.

Brecon 3D Seismic Survey, PEP 38738-01/02, Onshore Taranaki, New Zealand

The Brecon 3D seismic survey over the area containing the Cheal and Cardiff discoveries was completed this week. The processing contract has been awarded to Brisbane-based Velseis. Processed results from the survey should be available in late July. Interpreted data will be used to optimize bottom-hole locations for the Cheal development wells, and to further define and delineate drilling targets in the permit areas at both the Mt Messenger (Cheal) and Kapuni (Cardiff) levels.

Ends

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Rick Webber, CEO, +64 (4) 495-0888

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.